PRUDENTIAL TOTAL RETURN BOND FUND, INC.
GATEWAY CENTER THREE
NEWARK, NEW JERSEY 07102



File Number   811-7215

Sub-Item 77J

Reclassification of Accounts: The Fund accounts and reports for distributions to shareholders in accordance with "Statement of Position 93-2: Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies." The effect of applying this statement was to increase undistributed net investment income and increase accumulated net realized loss by $ 154,778 due to net foreign currency losses and the sale of securities purchased with market discount during the year ended December 31, 2000. Net investment income, net realized losses and net assets were not affected by this change.